TimefireVR Inc.

7150 E. Camelback Rd.

Suite 444

Scottsdale AZ, 85251

August 14, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Folake Ayoola

Re: TimefireVR Inc.

Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A

Filed June 12, 2018

File No. 000-31587

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 5, 2018 (the “Comment Letter”) relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of TimefireVR Inc. (the “Company”) filed on June 12, 2018. The Company is simultaneously filing Amendment No. 2 to the Proxy Statement (the “Amendment”) with this response letter.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1. In response to prior comment 3, you indicate that the Company sold all of its Ether in May and June 2018 and purchased Bitcoin. Please clarify whether the Ether were exchanged for Bitcoin or sold for cash. To the extent they were sold for cash, please quantify the sale price of the Ether and the purchase price of the Bitcoin or advise. To the extent the Ether was exchanged for Bitcoin, please confirm that that the valuation of both will be provided in your next quarterly report on Form 10-Q.

Response: Due to a technical glitch, the Company failed to sell the Ether as planned and it then deferred selling as the price decreased. Ultimately, in August 2018 the Company used Ether to make a partial payment for mining equipment it purchased. However, beginning on June 29th, the Company began successfully mining Ether, Bitcoin and on July 2nd Litecoin. See Proposal 2 of the Proxy Statement. The Form 10-Q for the period ended June 30, 2018 will contain valuations of these virtual currencies on the balance sheet.

Proposal 1: Approval of Articles of Amendment to our Articles of Incorporation to Change the Company’s Name to Teraforge Ventures Inc.

Reasons for the Amendment

2. We note your response to prior comment 2a. Please provide a cross-reference to the risk factor disclosure, the funding disclosure, and the advisor agreement disclosure in the company’s annual report on Form 10-K. Additionally, please quantify the amounts raised during your equity financing. In this regard, we note your response where you state that “[i]n order to enter into the cryptocurrency business, the [Company]… sold new convertible notes and warrants… as disclosed in the Form 10-K.” Finally, please tell us why the company did not file the Advisor Agreement as an exhibit to the Form 10-K.

Response: We have updated Proposal 2 of the Proxy Statement on to cross-reference to the funding disclosure, and the advisor agreement disclosure in the company’s annual report on Form 10-K for the year ended December 31, 2017 (the “10-K”). Proposal 4 of the Proxy Statement references the risk factors in the 10-K.

The Company raised $668,750 in funding during its equity financing in December 2017.

The Company did not file the Advisor Agreement as an exhibit to the 10-K because the Company believes the Advisor Agreement is a contract made in the ordinary course of business of the Company which does not fall within one of the required filings under 17 C.F.R. § 229.601(b)(10(ii)). However, the Company is filing a copy of the Advisor Agreement as an exhibit to the Company’s quarterly report on Form 10-Q for the period ended June 30, 2018.

3. We note your response to prior comment 3b where you state that you do not “intend to acquire digital assets other than Bitcoin and Ether.” In your annual report on Form 10-K filed April 9, 2018, you state that, “Over 1,500 other cryptocurrencies, have been developed since the Bitcoin Network’s inception, including Ether, Ripple, Litecoin, Dash, and Monero. The Bitcoin Network, however, possesses the ‘first-to-market’ advantage… The Company is examining and will continue to examine these other cryptocurrencies, subject to financing, existing market conditions and regulatory compliance.” (emphasis added) Please revise your disclosure in the preliminary proxy statement to state, if true, that you do not intend to acquire digital assets other than Bitcoin and Ether.

Response: We have updated Proposal 2 of the Proxy Statement to provide that our virtual currency business stems solely from our mining operations.

Proposal 2: Ratification of the Sale of the Company’s Subsidiary

4. We note your response to prior comment 6. We continue to believe the information required by Item 14 for the sale of TLLC is material information. Please revise your disclosure accordingly. In particular, please provide the unaudited financial statement of TLLC for the two most recent fiscal years plus interim periods and pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period.

Response: We have updated the Proxy Statement to reflect the requested financials. In accordance with our discussion with the Staff, the interim financials are limited to the Statements of Operations and Balance Sheet of the Company for the three months ended and at March 31, 2018, which are filed as part of the pro forma financial statements.

5. We note your response to prior comment 7 that “the sale of TLLC created risks of noncompliance with the rules promulgated under Section 14 of the Securities Exchange Act of 1934 regarding providing shareholders with notice.” Please revise your disclosure to specify the risks related to the noncompliance of the federal securities laws.

Response: We have updated Proposal 4 of the Proxy Statement to identify risks associated with noncompliance of the federal securities laws.

6. We not your response to prior comment 8. Please revise your disclosure to identify the four buyers who, at the time of the sale, had a majority of voting power in the company and provide material risks related to conflicts of interest arising from the related party transaction.

Response: We have updated Proposal 4 of the Proxy Statement to identify the four buyers who, at the time of the sale, had a majority of voting power in the Company and have added material risks related to conflicts of interest arising from the related party transaction.

Directors and Executive Officers

7. We note your response to prior comment 2d. Please revise to disclose that BTCS, Inc. is a company engaged in a digital asset-related business. Where applicable, please disclose any conflicts of interests or tell us why the information is not material.

Response: We have updated the Directors and Executive Officers section of Proposal 1 of the Proxy Statement to state that BTCS, Inc., is a company engaged in a digital asset-related company. We disclose that Mr. Read resigned from his position as a member of the board of directors of BTCS, Inc. on July 30, 2018 as disclosed in the current report on Form 8-K filed by BTCS, Inc. on August 3, 2018.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Jonathan Read
Jonathan Read
Chief Executive Officer

Michael D. Harris, Esq.

Nason, Yeager, Gerson, White & Lioce, P.A.